FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

September 26, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

September 26, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to announce the completion of 1,497 metres (4911 feet) of drilling over six holes at the Pony Creek West target on the Company’s 28 square-mile Pony Creek/Elliott Dome Property (the “Property”) on the 175 million ounce gold Carlin Trend in north central Nevada. The initial 1,497 metres of drilling represents the first of three stages of drilling over three target areas planned for the Property this 2007 season.

The Pony Creek West target concentrates on an area of previous drilling by Homestake Mining (2000), specifically hole HPCR-001 which appears to have intersected favourable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 and 900 feet (184 – 274 metres) downhole. The Pony Creek West target sits just west of the NI 43-101 compliant 1.426 million ounce gold inferred resource area (Pony Creek South and North) and within the area previously identified as the prospective rock units. The 1.426 million ounce inferred resource was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18th, 2004 titled "Evaluation of the Gold Resource on the Pony Creek Property", has been prepared for the Property by Rick H. Russell MSc., a licensed geologist and is available for review on www.sedar.com.

Pony Creek West’s 2007 six hole drill program was undertaken in conjunction with surface sampling and integrated CSAMT geophysics to test the depth of a magnetic anomaly, test known silicified structural zones and locate the prospective Webb/Devil’s Gate contact . The Webb/Devil’s Gate contact (or equivalents) hosts mineralization at the five million ounce gold Rain/Emigrant Springs Mines and other deposits located five to 19 miles north of Pony Creek Property and is the main target for gold mineralization at the south end of the Carlin Trend, including the 4.5 million ounce gold Bald Mountain Mine south of Pony Creek. Previous drilling appears to have intersected the Webb/Devil’s Gate contact over several holes in close proximity to an area of known mineralization. The 2007 program concentrates on locating favourable structures at depth within the mineralized area and testing other geophysical/geological targets.

“We are pleased with the progress made thus far in the drilling program,” says Grandview President and CEO Paul Sarjeant. “Typical Carlin Type gold is sub-microscopic in nature and cannot be observed on visual inspection, but our geologist has identified favourable looking

Grandview Gold Inc.

lithological units, alteration and structural zones at favourable depths.” Assays are pending on Pony Creek West. The truck-mounted drill has been mobilized to the Pony Creek South target area, and a second and larger drill has been mobilized to the Red Rock target area.

Under the Report, the Pony Creek North and South targets are part of the inferred resource of 1.426 million ounces gold at a depth of 500-700 feet over an area slightly greater than one square mile. Results for Hole PC-06-03 drilled by Grandview during the 2006 season were in line with the Company’s plan to upgrade the 1.426 million ounce inferred resource over time (36% increase in grade from the PC-95-08 – see Company news release dated November 20, 2006), but the 2007 drill program was planned primarily to test the base of the intrusive and pursue a deeper high-grade gold deposit.

"The 1.426 million ounce inferred resource represents a tremendous potential opportunity for the Company and we believe it to be in the best interest of our shareholders to follow mineralization within the resource area, test the base of the unit and pursue a deeper Rain Model type deposit here as well,” adds Sarjeant. “With Carlin Trend neighbors like Goldstrike, Meikle, Rain and Bald Mountain, we are certainly in the right part of the world to explore the possibility."

The Red Rock target has been identified as a typical Rain-type high-grade gold occurrence at a target depth below 1800 feet. The target area is situated at the southern tip of the Property, about 30 miles northwest of Barrick Corporation’s Bald Mountain Mine.

Based on geophysics and geochemistry done during the 2006 season and 3-D conceptual maps developed since, the Company believes that the Devil’s Gate contact area is within reach and hopes that drilling done this season will further refine the model and the target area. “RC drilling the initial 1800 feet is the most cost-effective way to test this new target model. If we intersect favourable host rock at a horizon of 2000 feet or so, we know we are in the right prospective unit and can then resume geophysics and geochemistry to further refine the dimensional mapping,” says Paul Sarjeant.

For further information on the Red Rock target area, see Grandview news release dated May 10, 2007 titled Report Confirms Favourable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD $54 billion at today’s prices. More than 100 million ounces gold of proven and probable reserves worth over USD$ 72 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/#

About Pony Creek/Elliott Dome
Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property.

Item 5.	Full Description of Material Change

September 26, 2007, - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to announce the completion of 1,497 metres (4911 feet) of drilling over six holes at the Pony Creek West target on the Company’s 28 square-mile Pony Creek/Elliott Dome Property (the “Property”) on the 175

Grandview Gold Inc.

million ounce gold Carlin Trend in north central Nevada. The initial 1,497 metres of drilling represents the first of three stages of drilling over three target areas planned for the Property this 2007 season.

The Pony Creek West target concentrates on an area of previous drilling by Homestake Mining (2000), specifically hole HPCR-001 which appears to have intersected favourable stratigraphy with increasing silicification and jasperoid units below 600 feet. Historical drill information indicates detectable gold values between 605 and 900 feet (184 – 274 metres) downhole. The Pony Creek West target sits just west of the NI 43-101 compliant 1.426 million ounce gold inferred resource area (Pony Creek South and North) and within the area previously identified as the prospective rock units. The 1.426 million ounce inferred resource was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18th, 2004 titled "Evaluation of the Gold Resource on the Pony Creek Property", has been prepared for the Property by Rick H. Russell MSc., a licensed geologist and is available for review on www.sedar.com.

Pony Creek West’s 2007 six hole drill program was undertaken in conjunction with surface sampling and integrated CSAMT geophysics to test the depth of a magnetic anomaly, test known silicified structural zones and locate the prospective Webb/Devil’s Gate contact . The Webb/Devil’s Gate contact (or equivalents) hosts mineralization at the five million ounce gold Rain/Emigrant Springs Mines and other deposits located five to 19 miles north of Pony Creek Property and is the main target for gold mineralization at the south end of the Carlin Trend, including the 4.5 million ounce gold Bald Mountain Mine south of Pony Creek. Previous drilling appears to have intersected the Webb/Devil’s Gate contact over several holes in close proximity to an area of known mineralization. The 2007 program concentrates on locating favourable structures at depth within the mineralized area and testing other geophysical/geological targets.

“We are pleased with the progress made thus far in the drilling program,” says Grandview President and CEO Paul Sarjeant. “Typical Carlin Type gold is sub-microscopic in nature and cannot be observed on visual inspection, but our geologist has identified favourable looking lithological units, alteration and structural zones at favourable depths.” Assays are pending on Pony Creek West. The truck-mounted drill has been mobilized to the Pony Creek South target area, and a second and larger drill has been mobilized to the Red Rock target area.

Under the Report, the Pony Creek North and South targets are part of the inferred resource of 1.426 million ounces gold at a depth of 500-700 feet over an area slightly greater than one square mile. Results for Hole PC-06-03 drilled by Grandview during the 2006 season were in line with the Company’s plan to upgrade the 1.426 million ounce inferred resource over time (36% increase in grade from the PC-95-08 – see Company news release dated November 20, 2006), but the 2007 drill program was planned primarily to test the base of the intrusive and pursue a deeper high-grade gold deposit.

"The 1.426 million ounce inferred resource represents a tremendous potential opportunity for the Company and we believe it to be in the best interest of our shareholders to follow mineralization within the resource area, test the base of the unit and pursue a deeper Rain Model type deposit here as well,” adds Sarjeant. “With Carlin Trend neighbors like Goldstrike, Meikle, Rain and Bald Mountain, we are certainly in the right part of the world to explore the possibility."

The Red Rock target has been identified as a typical Rain-type high-grade gold occurrence at a target depth below 1800 feet. The target area is situated at the southern tip of the Property, about 30 miles northwest of Barrick Corporation’s Bald Mountain Mine.

Grandview Gold Inc.

Based on geophysics and geochemistry done during the 2006 season and 3-D conceptual maps developed since, the Company believes that the Devil’s Gate contact area is within reach and hopes that drilling done this season will further refine the model and the target area. “RC drilling the initial 1800 feet is the most cost-effective way to test this new target model. If we intersect favourable host rock at a horizon of 2000 feet or so, we know we are in the right prospective unit and can then resume geophysics and geochemistry to further refine the dimensional mapping,” says Paul Sarjeant.

For further information on the Red Rock target area, see Grandview news release dated May 10, 2007 titled Report Confirms Favourable Stratigraphy at Rain-Type Red Rock Target.

The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD $54 billion at today’s prices. More than 100 million ounces gold of proven and probable reserves worth over USD$ 72 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/#

About Pony Creek/Elliott Dome
Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 26th day of September 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.